
VIA FACSIMILE AND U.S. MAIL

August 19, 2009

Walter S. Sobon
Chief Financial Officer
Constar International, Inc.
One Crown Way
Philadelphia, Pennsylvania 19154

>   **RE: Constar International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
>   **June 30, 2009**
>   **File No. 0-16496**

Dear Mr. Sobon:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 28

Results of Operations, page 33
2008 Compared to 2007, page 33

2. Please expand/revise your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods being sold, or change in product mix. For example, you explain on page 34 that the decrease in the United States was primarily due to reductions in volume and mix, offset partially by the pass through of higher resin costs to customers and increased prices. However, you do not quantify the impact of these other factors on net sales for the period discussed; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in gross profit in 2008 compared to 2007 reflects the impact of volume reductions and increased transportation and energy costs, offset in part by lower manufacturing costs, price increases and restructuring savings. However, you have not quantified the impact of all of these items.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K. Please show us supplementally what your revised disclosure will look like.

Critical Accounting Policies and Estimates – Long-Lived Assets, page 42

3. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please disclose the following:

- How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;
- How you group long-lived assets for impairment and your basis for that determination;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;
- Expand your discussion of the significant estimates and assumptions used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
- If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives

in the current year have changed since the prior year, highlighting the impact of any changes; and

- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Financial Statements

15. Pension and Postretirement Benefits, page 75

4. Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a reduction in the percentage of your United States pension plan assets invested in equity securities. Please discuss the impact of the above factors in the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain whether you continue to use an 8.5% expected rate of return for 2009. If so, please explain how you determined that an 8.5% expected rate of return continues to be appropriate in light of your actual asset allocations and target asset allocations for the United States pension plans as of December 31, 2008.

Exhibits 31.1 and 31.2

5. You have replaced the word "report" with "annual report" in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

Condensed Consolidated Financial Statements

 Condensed Consolidated Statements of Cash Flows, page 4

6. Please revise your filing to provide details of the operating cash receipts and payments results from the reorganization in a supplementary schedule or in the notes to the financial statements. Please refer to paragraph 31 of SOP 90-7.

10. Goodwill and Intangible Assets, page 17

7. It is unclear from your disclosures whether you tested only your goodwill or both your goodwill and intangible assets for impairment as of June 30, 2009. In the interest of providing readers with a better insight into management's judgments in accounting for the impairment of goodwill and intangible assets not subject to amortization, please disclose the following either here or as part of your discussion regarding critical accounting policies on page 52:

- The reporting unit level at which you your goodwill for impairment and your basis for that determination;
- Sufficient information to enable a reader to understand how each of the valuation techniques mentioned on page 17 differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful in preparing your impairment analyses;
- How you weight each of the methods mentioned on page 17, if applicable, including the basis for that weighting;
- A sensitivity analysis of the material assumptions used in your impairment analyses based upon reasonably likely changes; and
- If applicable, how the assumptions and methodologies used for valuing your goodwill and intangible assets not subject to amortization in the current year have changed since the prior year, highlighting the impact of any changes.

14. Commitments and Contingencies, page 21

8. You disclose on page 22 that certain judgments against you would constitute an event of default under your DIP Credit Facility. Please revise your filings to include a definitive statement regarding your compliance with material debt covenants associated with all outstanding debt agreements as of each period end.

15. Other Comprehensive Income (Loss), page 23

9. Please revise to disclose the amounts of reclassification adjustments associated with each component of other comprehensive income for each period presented. Refer to paragraphs 18-20 of SFAS 130.   Please also revise to disclose the

amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, as described in paragraph 25 of SFAS 130.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 41

Basis of Presentation, page 42

10. Please revise your discussion of the results of operations so that it is clear how changes in the basis of assets and liabilities as a result of fresh start accounting impacted each income statement line item for the three and six month periods presented. For example, please revise to explain how the $37 million increase in basis of your property, plant and equipment impacted your depreciation and amortization expense (which is a component of your gross profit) for the three and six months ended June 30, 2009 compared to the prior year periods.

Liquidity and Capital Resources, page 48

11. You disclose your financial covenants associated with the Exit Facility on page 49. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your Secured Notes. For any material debt covenants associated with your Secured Notes where it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary (similar to your presentation for covenants associated with the Exit Facility). See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if your Secured Notes contain any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions.

*　*　*　*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief